UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: March 21, 2019

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☐	Liquidation

☒	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

VanEck Coastland Online Finance Term Fund

3.	Securities and Exchange Commission File No.:

811-23077

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application	☒	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

666 Third Avenue, 9th Floor
New York, New York 10017

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Allison M. Fumai, Esq.
Dechert LLP

1095 Avenue of the Americas
New York, New York 10036
(212) 698-3526

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Van Eck Associates Corporation (Adviser) (“VEAC”) 666 Third Avenue, 9th Floor New York, New York 10017

As the Registrant’s adviser, VEAC is responsible for maintaining all records related to VEAC’s services under the Investment Management Agreement and the Registrant’s investments made by the Adviser as are required by Section 31 under the Investment Company Act of 1940 and rules and regulations thereunder, and by other applicable legal provisions.

Coastland Capital LLC (Sub-Adviser) (“Coastland”) 601 Gateway Boulevard, Suite 1050 South San Francisco, California 94080

As the Registrant’s sub-adviser, Coastland is responsible for maintaining all records relating to Coastland’s services under the Subadvisory Agreement and the Registrant’s investments made by Coastland as are required by Section 31 under the Investment Company Act of 1940 and rules and regulations thereunder, and by other legal provisions.

U.S. Bank National Association (Custodian) (“U.S. Bank”) 1555 N. Rivercenter Drive, Suite 302 Milwaukee, Wisconsin 53212

As the Registrant’s custodian, U.S. Bank is responsible for maintaining custody of the cash, temporary short-term cash investments and other more liquid positions of the Registrant.

Millennium Trust Company, LLC (Custodian) (“Millennium”) 2001 Spring Road #700 Oak Brook, Illinois 60523

As the Registrant’s custodian, Millennium is responsible for receiving evidence that the Registrant owns the consumer loans that it purchases.

U.S. Bancorp Fund Services, LLC (Transfer Agent) (“U.S. Bancorp”) 615 East Michigan Street Milwaukee, Wisconsin 53202

As the Registrant’s transfer agent, U.S. Bancorp is responsible for maintaining share transaction and other shareholder records.

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐	Open-end	☒	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Van Eck Associates Corporation

666 Third Avenue, 9th Floor

New York, New York 10017

Coastland Capital LLC

601 Gateway Boulevard, Suite 1050

South San Francisco, California 94080

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not applicable.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):

Not applicable

(b)	Directors’ name(s) and address(es):

Not applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes	☒	No

If Yes, for each UIT state (name, file no. and business address):

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place:

The Board signed a unanimous written consent approving the abandonment of registration on December 13, 2018.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐	Yes	☒	No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund never commenced a public offering of its shares and it has no shareholders. The Fund does not propose to make a public offering or engage in any business of any kind.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership?

☐	Yes	☐	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐	Yes	☐	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐	Yes	☐	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☐	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐	Yes	☐	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes	☐	No

If yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i) - (iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☐	No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of VanEck Coastland Online Finance Term Fund, (ii) he is Assistant Vice President of VanEck Coastland Online Finance Term Fund and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Matthew A. Babinsky
Matthew A. Babinsky
Assistant Vice President
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